UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

eLong, Inc.
(Name of Issuer)
Ordinary Shares, par value of US$0.01 per share
(Title of Class of Securities)
290138205
(CUSIP Number)
Brent Richard Irvin
TCH Sapphire Limited
c/o
Tencent Holdings Limited
Room 3002, 30th Floor, Far East Finance Centre,
16 Harcourt Road, Hong Kong
Telephone: +852 2179 5122

With a copy to:

Scott Anthony
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS TCH Sapphire Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,031,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,031,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,031,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,031,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,031,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,031,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	290138205
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”), of eLong, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.
Item 2. Identity and Background
This Statement is being filed jointly by:
(i)	TCH Sapphire Limited, a British Virgin Islands company (“TCH”); and

(ii)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”).
Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The principal address of TCH is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of Tencent is Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.
TCH is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests. Tencent is an Internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).
Attached hereto as Appendix A is information concerning each executive officer and director of TCH and Tencent which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On May 16, 2011, TCH entered into a Share Purchase Agreement (the “SPA”) with the Issuer, pursuant to which TCH acquired for cash 6,031,500 Ordinary Shares (the “Subject Shares”) and 5,038,500 High-Vote Ordinary Shares, par value $0.01 per share, of the Issuer (the “High-Vote Ordinary Shares”) at a price of US$7.62325 per share for a total purchase price of approximately US$84.4 million.
A concurrent investment in the Issuer was made by Expedia Asia Pacific-Alpha Limited (“Expedia Asia”), which is an affiliate of Expedia, Inc. (collectively with Expedia Asia, “Expedia”), whereby Expedia Asia acquired 5,400,500 Ordinary Shares on May 16, 2011 as disclosed in the Schedule 13D/A filed by Expedia on May 18, 2011. Concurrently with such investment, the Issuer, TCH and Expedia Asia entered into an Investor Rights Agreement, dated as of May 16, 2011 (the “IRA”). Pursuant to the IRA, the Issuer and Expedia Asia shall cause the Issuer’s Board of Directors (the “Board of Directors”) to appoint and elect a nominee designated by TCH (the “Tencent Nominee”) to the Board of Directors. In addition, at each annual general meeting of the shareholders of the Issuer, the Issuer shall nominate the Tencent Nominee to serve as a director until the next annual general meeting, and Expedia Asia has agreed to vote and cause its transferees to vote in favor of the

CUSIP No.	290138205
election of such Tencent Nominee to the Board of Directors for so long as TCH and its affiliates continue to hold not less than 10% of the share capital of the Issuer, subject to certain exceptions. The IRA also sets forth certain other rights and obligations among the parties with respect to the Issuer, including restrictions on transfer of the share capital of the Issuer, a right of first offer by Expedia Asia over certain transfers by TCH, standstill and confidentiality provisions, preemptive rights with respect to certain future issuances of equity interests by the Issuer, and consent rights of TCH with respect to certain material transactions by the Issuer, in each case subject to certain exceptions and limitations.
TCH used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay the total purchase price of approximately US$84.4 million.
Item 4. Purpose of Transaction
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4. Pursuant to the SPA, the Reporting Persons acquired approximately 17.9% of the outstanding Ordinary Shares of the Issuer and received the right to appoint one director to the Issuer’s Board of Directors. This investment in the Issuer represents the first significant investment in the travel market by Tencent.
The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Ordinary Shares at times, and in such manner, as they deem advisable, subject to applicable law and the provisions of the IRA, to benefit from changes in market prices of such Ordinary Shares, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, subject to the limitations set forth in applicable law, the Reporting Persons’ modifying their ownership of the Ordinary Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons are subject to the IRA restrictions on their transfers, the right of first offer and the standstill provisions, which will impact their ability to deal in the Ordinary Shares as described above.
Subject to applicable law and the IRA, the Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any other or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Ordinary Shares or dispose of all the Ordinary Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.
Item 5. Interest in Securities of the Issuer
The percentage of Ordinary Shares reported as owned by each Reporting Person is based upon a total of 33,784,152 Ordinary Shares outstanding as of the date of this Statement, which includes 22,352,152 Ordinary Shares outstanding before May 16, 2011, 6,031,500 Ordinary Shares issued to TCH pursuant to the SPA on May 16, 2011 and 5,400,500 Ordinary Shares issued to Expedia on May 16, 2011 as disclosed in the Schedule 13D/A filed by Expedia on May 18, 2011.
In addition to its ownership of the Ordinary Shares, TCH has acquired, pursuant to the SPA, the record and beneficial ownership of, and has, with Tencent, shared voting and dispositive power with respect to, 5,038,500 High-Vote Ordinary Shares, each of which is entitled to 15 votes. Each Ordinary Share of the Issuer is entitled to one vote. The High-Vote Ordinary Shares and the Ordinary Shares generally vote together as a single

CUSIP No.	290138205
class on all matters submitted to a vote of the shareholders of the Issuer, including the election of the members of the Board of Directors. As a result, the 5,038,500 High-Vote Ordinary Shares plus the Subject Shares represent approximately 15.2% of the voting power of all issued and outstanding shares of capital stock of the Issuer. The High-Vote Ordinary Shares are not reportable on this Statement pursuant to Sections 13(d) and (g) under the Act.
(A) TCH
(a) As of close of business on May 26, 2011, TCH directly and beneficially owns 6,031,500 Ordinary Shares.
Percentage: Approximately 17.9% of Ordinary Shares.
(b)	1. Sole power to vote or direct vote: None
2. Shared power to vote or direct vote: 6,031,500
3. Sole power to dispose or direct the disposition: None
4. Shared power to dispose or direct the disposition: 6,031,500
(c) Aside from the acquisition of 6,031,500 Ordinary Shares pursuant to the SPA as described in Item 3, there have been no transactions in the Ordinary Shares by TCH during the past sixty days.
(B) Tencent
(a) Tencent, as the sole member of TCH, has the power to direct the voting and disposition of the Ordinary Shares that TCH beneficially owns, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares directly beneficially owned by TCH.
Percentage: Approximately 17.9% of Ordinary Shares.
(b)	1. Sole power to vote or direct vote: None
2. Shared power to vote or direct vote: 6,031,500
3. Sole power to dispose or direct the disposition: None
4. Shared power to dispose or direct the disposition: 6,031,500
(c) Tencent has not entered into any transactions in the Ordinary Shares during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities
The information disclosed in Item 3 above is incorporated herein by reference.
The description of the SPA and IRA is a summary and is qualified in its entirety by the terms of such agreements, copies of which are filed herewith as Exhibits 2 and 3, respectively, to this Statement, and each of which is incorporated herein by reference.
On May 26, 2011 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.
Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.	290138205
Item 7. Material to be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of May 26, 2011 by and between TCH Sapphire Limited and Tencent Holdings Limited.
Exhibit 2: Share Purchase Agreement dated as of May 16, 2011 by and between eLong, Inc. and TCH Sapphire Limited.
Exhibit 3: Investor Rights Agreement dated as of May 16, 2011 by and among eLong, Inc., TCH Sapphire Limited and Expedia Asia Pacific-Alpha Limited.

CUSIP No.	290138205
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2011	TCH Sapphire Limited
	By:	/s/ Lau Chi Ping Martin
	Name:	Lau Chi Ping Martin
Title:

Tencent Holdings Limited
By:	/s/ Lau Chi Ping Martin
Name:	Lau Chi Ping Martin
Title:	President

CUSIP No.	290138205

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS
The business address of each of the following individuals is c/o Tencent Holdings Limited, Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.
TCH
Directors:

Name	Country of Citizenship

Ma Huateng	People’s Republic of China

Zhang Zhidong	People’s Republic of China

Antonie Andries Roux	Republic of South Africa

Charles St Leger Searle	Republic of South Africa

Executive Officers:

Name	Title	Country of Citizenship

None.
Tencent
Directors:

Name	Country of Citizenship

Ma Huateng	People’s Republic of China
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)
Zhang Zhidong	People’s Republic of China
Antonie Andries Roux	Republic of South Africa
Charles St Leger Searle	Republic of South Africa
Li Dong Sheng	People’s Republic of China
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	United Kingdom of Great Britain and Northern Ireland

CUSIP No.	290138205
Executive Officers:

Name	Title	Country of Citizenship

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Zhang Zhidong	Chief Technology Officer	People’s Republic of China

Xu Chenye	Chief Information Officer	People’s Republic of China

Chen Yidan	Chief Administration Officer	People’s Republic of China

John Shek Hon Lo	Senior Vice President	Commonwealth of Australia

Deputy Chief Financial Officer